Exhibit 99.28

Appendix C to National Instrument 41-101
General Prospectus Requirements

Non-Issuer Form of Submission to Jurisdiction and Appointment of Agent for Service of Process

1. Name of issuer (the "Issuer"):
SolarBank Corporation

2. Jurisdiction of incorporation, or equivalent, of Issuer:
Ontario

3. Address of principal place of business of Issuer:
505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2

4. Description of securities (the "Securities"):
Common shares, debt securities, warrants to purchase securities, subscription receipts, share purchase contracts, or any combination of such securities of the Issuer.

5. Date of the prospectus (the "Prospectus") under which the Securities are offered:
May 2, 2023

6. Name of person filing this form (the "Filing Person"):
Paul Pasalic

7. Filing Person's relationship to Issuer:
Director of the Issuer

8. Jurisdiction of incorporation, or equivalent, of Filing Person, if applicable, or jurisdiction of residence of Filing Person:
London, United Kingdom

9. Address of principal place of business of Filing Person:
N/A

10. Name of agent for service of process (the "Agent"):
DLA Piper (Canada) LLP

11. Address for service of process of Agent in Canada (the address may be anywhere in Canada):
Suite 2800, Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7

12. The Filing Person designates and appoints the Agent at the address of the Agent stated above as its agent upon whom may be served any notice, pleading, subpoena, summons or other process in any action, investigation or administrative, criminal, quasi-criminal, penal or other proceeding (the "Proceeding") arising out of, relating to or concerning the distribution of the Securities made or purported to be made under the Prospectus, and irrevocably waives any right to raise as a defence in any such Proceeding any alleged lack of jurisdiction to bring the Proceeding.

13. The Filing Person irrevocably and unconditionally submits to the non-exclusive jurisdiction of

    (a) the judicial, quasi-judicial and administrative tribunals of each of the provinces of Canada in which the Prospectus is being filed; and

    (b) any administrative proceeding in any such province,

    in any Proceeding arising out of or related to or concerning the distribution of the Securities made or purported to be made under the Prospectus.

14. Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file a new submission to jurisdiction and appointment of agent for service of process in this form at least 30 days before termination of this submission to jurisdiction and appointment of agent for service of process.

15. Until six years after completion of the distribution of the Securities made under the Prospectus, the Filing Person shall file an amended submission to jurisdiction and appointment of agent for service of process at least 30 days before a change in the name or above address of the Agent.

16. This submission to jurisdiction and appointment of agent for service of process shall be governed by and construed in accordance with the laws of the province of British Columbia.

[*Signature page follows.*]

Dated: May 2, 2023

/s/ *"Paul Pasalic"*
Signature of Filing Person

Paul Pasalic
Print name of person signing and, if the Filing Person is not an individual, the title of the person

AGENT

The undersigned accepts the appointment as agent for service of process of Paul Pasalic under the terms and conditions of the appointment of agent for service of process stated above.

Dated: May 2, 2023

DLA Piper (Canada) LLP

Per: /s/ *"Denis Silva"*

Denis Silva, Partner
Print name of person signing and, if Agent is not an individual, the title of the person